

16013731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 51883 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USP Securities Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15305 Dallas Pkwy, Ste 1600
(No. and Street)

| Addison | TX | 75001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

| 2200 Ross Ave, Ste 1600 | Dallas | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Kimberly Tillett-Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USP Securities Corp, as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



JANICE SMITH
MY COMMISSION EXPIRES
September 15, 2019


This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# USP SECURITIES CORPORATION

Financial Statements and Schedules

As of and the Year Ended December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

## USP SECURITIES CORPORATION

### Table of Contents



**Deloitte & Touche LLP**
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
USP Securities Corporation:

We have audited the accompanying statement of financial position of USP Securities Corporation (a wholly owned subsidiary of United Surgical Partners International, Inc.) (the "Company") as of December 31, 2015, and the related statements of operations, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of USP Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2016

**USP SECURITIES CORPORATION**

Statement of Financial Position

As of December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 90,389 |
| Due from related party | | 7,127 |
| Total Assets | $ | 97,516 |
| **Liabilities** | | |
| Liabilities: | | |
| Other current liabilities | $ | 1,600 |
| Total Liabilities | | 1,600 |
| **Shareholder's Equity** | | |
| Shareholder's Equity: | | |
| Common stock, no par value. Authorized, issued, and outstanding 1,000 shares | $ | 744,000 |
| Accumulated deficit | | (648,084) |
| Total Shareholder's Equity | | 95,916 |
| Total Liabilities & Shareholder's Equity | $ | 97,516 |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Operations

For the year ended December 31, 2015

| | | |
|---|---|---|
| Revenue | $ | — |
| Expenses: | | |
| Regulatory fees and allocated expenses | | 48,053 |
| Net loss | $ | (48,053) |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Changes to Shareholder's Equity

For the year ended December 31, 2015

| | | Common stock | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance, December 31, 2014 | $ | 694,000 | (600,031) | 93,969 |
| Contributions of capital by parent | | 50,000 | — | 50,000 |
| Net loss | | — | (48,053) | (48,053) |
| Balance, December 31, 2015 | $ | 744,000 | (648,084) | 95,916 |

See accompanying notes to financial statements.

**USP SECURITIES CORPORATION**

Statement of Cash Flows

For the year ended December 31, 2015

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (48,053) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Change in asset – due from related party | | (7,058) |
| Change in liability - due to related party and other current liabilities | | 40 |
| Net cash used in operating activities | | (55,071) |
| Cash flows from financing activities – contributions of capital by parent | | 50,000 |
| Net change in cash | | (5,071) |
| Cash balance, beginning of year | | 95,460 |
| Cash balance, end of year | $ | 90,389 |

See accompanying notes to financial statements.

## USP SECURITIES CORPORATION

Notes to Financial Statements

For the year ended December 31, 2015

### (1) Organization and Operations

USP Securities Corporation (the Company), originally named OrthoLink Securities Corporation, was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of OrthoLink Physicians Corporation (the Parent), which was acquired on February 12, 2001 by United Surgical Partners International, Inc. (USPI). USPI is a wholly-owned indirect subsidiary of USPI Holding Company Inc., a joint venture between Tenet Healthcare Corporation and the former stockholders of USPI. Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

The Company has had no significant revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

### (2) Accounting Policies

**Use of Estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Company operates. Although management believes all adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

**Expense Recognition** — Regulatory fees and allocated expenses are recorded on the accrual basis of accounting.

**Cash and Cash Equivalents** — Cash and cash equivalents approximate fair value and may include cash held on deposit and money market investments. As of December 31, 2015, all cash is held at SunTrust Bank.

**Indemnities** — The Company may enter into certain contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

### (3) Income Taxes

The Company's results of operations are included and utilized in the US federal income tax returns of USPI. USPI allocates taxes to the Company on a separate-return basis, whereby current and deferred taxes are allocated to the Company pursuant to the asset and liability method as if the Company were a separate taxpayer. For balance sheet purposes, such allocations are recorded in the due to affiliates account, which

is a component of ownership equity. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, which principally relate to net operating loss carryforwards. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

USPI assesses the realization of the deferred tax assets of its subsidiaries, including the Company, to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, USPI determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that are considered include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;
- Income/losses expected in future years;
- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;
- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and
- The carryforward period associated with the deferred tax assets and liabilities.

USPI has allocated no income tax expense (benefit) on a separate-return basis for the year ended December 31, 2015 as the Company has a deferred tax asset of $226,819 for which there is a full valuation allowance recorded against it.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company reviews and evaluates tax positions in the jurisdictions in which the Company operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the tax jurisdictions where the Company is organized and where the Company operates; however, no reserves for uncertain tax positions were required to have been recorded. The Company's tax returns remain open for examination by major tax jurisdictions, including U.S. Federal and states, for the amount of time specified under their applicable statutes of limitations (with limited exceptions). Accordingly, the Company's 2012 and subsequent tax years' returns remain open for examination. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

### (4) Related Party Transactions

The Company entered into an expense sharing agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $5,589 in 2015, and is included in the regulatory fees and allocated expenses in accompanying statement of operations. As of December 31, 2015, $7,127 is due from USPI and is included as due from related party in the statement of financial condition.

### (5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2015, the Company had net capital of $88,789, which exceeded the minimum required amount by $83,789. At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was 0.018 to 1.

### (6) Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2015. The fourth quarter report, filed on January 15, 2016 and amended on February 26, 2016, is consistent with the audited financial statements.

### (7) Subsequent Events

Subsequent events have been evaluated through the time of issuing these financial statements on February 29, 2016. No material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in these financial statements.

Schedule I

## USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

| | | |
|---|---|---|
| Net capital: | | |
| Shareholder's equity per the accompanying financial statements | $ | 95,916 |
| Deductions and/or charges | | (7,127) |
| Net capital | | 88,789 |
| Basic net capital requirements: | | |
| Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | | 5,000 |
| Excess net capital | $ | 83,789 |
| Total aggregate indebtedness | $ | 1,600 |
| Ratio of aggregate indebtedness to net capital | | 0.018 to 1 |

Note: The above computation does not materially differ from the computation of net capital prepared by the Company as of December 31, 2015 and filed with the Financial Industry Regulatory Authority on January 15, 2016, and amended on February 26, 2016, on Form X-17a-5.

See accompanying report of independent registered public accounting firm.

## USP SECURITIES CORPORATION

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

And Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent registered public accounting firm.



**Deloitte & Touche LLP**
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
USP Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by USP Securities Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. USP Securities Corporation's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records' entries, noting no differences.

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2016

Member of
**Deloitte Touche Tohmatsu**

# USP Securities Corporation

## Exemption Report

USP Securities Corporation (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption because the Company had no obligation under 17 C.F.R. 240.15c3-3.
(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

Our exemption is based on section (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" is maintained.

USP Securities Corporation

I, Kim Tullett-Poole affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kim Tullett-Poole

Title: President

February 26, 2016



**Deloitte & Touche LLP**
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
USP Securities Corporation:

We have reviewed management's statements, included in the accompanying USP Securities Corporation's Exemption Report (the "Exemption Report"), in which (1) USP Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(i),(the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2016